UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Michael Gardner

Baytree Capital Associates, LLC

40 Wall Street

58th Floor

New York, NY 10005

(212) 509-1700

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 38,946,725(1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,694,300(2)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,946,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%(3)
14	TYPE OF REPORTING PERSON* IN -- Individual.

———————

(1)

Michael Gardner is deemed by a Rule of the Securities and Exchange Commission to have shared voting power only with respect to the matters described in Item 4. The number of shares reported as being beneficially owned are calculated based on the number of shares held by stockholders of Broadcaster, Inc., including Mr. Gardner, that are parties to two voting agreements. The aggregate amount includes shares issuable upon exercise of 246,667 stock options which are exercisable within 60 days of the filing of this

CUSIP No. 459862306	13D	Page 3 of 9 Pages

Schedule 13D. Mr. Gardner disclaims beneficial ownership of 28,252,425 shares or all shares except those directly owned by Mr. Gardner and Baytree Capital Associates, LLC, and this Schedule 13D shall not be construed as an admission that Mr. Gardner is the beneficial owner of any securities covered by this Schedule 13D other than those owned directly by Baytree and himself.

(2)

8,244,300 of the shares are owned directly by Mr. Gardner. The remaining 2,450,000 shares are owned by Baytree Capital Associates, LLC of which Mr. Gardner is the managing member and sole member. The shares owned directly and beneficially by Mr. Gardner do not include shares representing Mr. Gardner’s beneficial interest in a trust, which trust owns 3,089,188 shares of the issuer’s common stock. Mr. Gardner does not have the power to vote or sell any shares owned by the trust.

(3)

Based upon 63,756,424 shares of common stock outstanding as of September 8, 2006 and shares issuable upon exercise of  246,667 stock options which are exercisable within 60 days of the filing of this Schedule 13D.

CUSIP No. 459862306	13D	Page 4 of 9 Pages

Item 1.

Security and Issuer.

This Schedule 13D relates to the common stock, no par value (“Common Stock”), of Broadcaster, Inc., a California corporation, formerly known as International Microcomputer Software, Inc. (“Broadcaster”). The principal executive office of Broadcaster is located at 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311. Mr. Michael Gardner and Mr. Nolan Quan (“Quan”) previously filed a joint Schedule 13D. The joint Schedule 13D stated they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under  the Securities Exchange Act of 1934 (the “Act”), although they denied that the joint filing is an admission that a group exists. The joint filing was based upon a misapprehension that a joint filing was legally required. This individual filing is made pursuant to Rule 13(d)-1(k)(2) under the Act.

Item 2.

Identity and Background.

(a)

Michael Gardner

(b)

Business Address: c/o Baytree Capital Associates, LLC, 40 Wall Street, 58th Floor, New York, NY 10005

(c)

Occupation:  Managing member of Baytree Capital Associates, LLC

(d)

No

(e)

No

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration.

As more fully described under Item 4 below, pursuant to an Amended and Restated Agreement and Plan of Merger dated March 24, 2006 (the “Merger Agreement”), on June 1, 2006 Broadcaster acquired AccessMedia Networks, Inc., a Delaware corporation (“AccessMedia”) in exchange  for  29,000,000 shares of Common Stock (the “Merger”). Mr. Gardner, as a stockholder of AccessMedia, received 8,120,000 shares of Common Stock. In addition, Mr. Gardner purchased 124,300 shares of Common Stock in the open market with personal funds. In connection with the Merger, Broadcaster paid Baytree Capital Associates, LLC, a Delaware limited liability company (“Baytree”), of which Mr. Gardner is the managing member and sole equity owner, a fee of 2,450,000 shares of Common Stock for past and future consulting services including services in connection with the Merger.

Prior to the Merger, Baytree, a Broadcaster stockholder and Broadcaster’s chief executive officer, entered into a voting agreement (the “Parent Voting Agreement”) as described in Item 4 of this Schedule 13D with respect to the shares of Common Stock beneficially owned by these stockholders. No shares of Common Stock were purchased by Baytree in connection with the Parent Voting Agreement, and thus no funds were used for this purpose.

Prior to the Merger, all AccessMedia stockholders, including Mr. Gardner, entered into a voting agreement (the “Company Voting Agreement”) as described in Item 4 of this Schedule 13D with respect to all shares of Common Stock which would be beneficially owned by these stockholders after completion of the Merger. No shares of Common Stock were purchased by Mr. Gardner in connection with the Company Voting Agreement, and thus no funds were used for this purpose.

In connection with the Merger, AccessMedia stockholders placed 1,500,000 shares of Broadcaster common stock in escrow including 420,000 shares received by Mr. Gardner in connection with the  Merger. The shares will be released every six months over an 18-month period, unless a claim is asserted by Broadcaster relating to a breach of representation under the Merger Agreement.

CUSIP No. 459862306	13D	Page 5 of 9 Pages

Item 4.

Purpose of the Transaction.

(a)-(j)

Summary

In order to proceed with the negotiations related to the Merger, both Broadcaster and AccessMedia required that the respective Parent and Company Voting Agreements be executed in order to provide for membership on the Broadcaster Board of Directors following the closing of the Merger for a period of time not to exceed December 31, 2010. These Voting Agreements require the parties to elect Martin Wade, III (“Wade”), who is the chief executive officer of Broadcaster, and certain other persons to Broadcaster’s Board of Directors. These Voting Agreements further provides that once AccessMedia achieves cumulative revenue of at least $20 million beginning May 1, 2005, the parties to those Agreements must vote their shares to elect persons designated by Mr. Quan to be a majority of the Broadcaster Board of Directors.

All other voting rights remain with each party to the Parent and Company Voting Agreements, including Mr. Gardner and Baytree, who are free to vote as they choose on all other stockholder matters including approval of equity incentive plans, charter amendments, ratification of auditors and future extraordinary transactions including mergers and the sale of all or substantially all of Broadcaster’s assets. Each party to the Parent and Company Voting Agreements, including Mr. Gardner and Baytree, has the sole right to sell their Broadcaster shares, subject to the Lock-Up Agreement referred to in Item 6 of this Schedule 13D which was executed by each party other than Mr. Gardner and Baytree. The restrictions of the Parent and Company Voting Agreements will lapse as to any shares sold.

Mr. Gardner entered into the Company Voting Agreement and, on behalf of Baytree, the Parent Voting Agreement to facilitate the Merger. Described below under “Parent Voting Agreement” and “Company Voting Agreement” is a description of the relationship among Mr. Gardner and the other parties to  the Parent Voting Agreement and Company Voting Agreement, but is not an affirmation by Mr. Gardner of the existence of a group for purpose of  Rule 13d-5(b)(1) under the Act. Pursuant to Rule 13d-4 under the Act, Mr. Gardner disclaims beneficial ownership of 28,252,425 shares of the shares of Common Stock held by the other parties to the Parent and Company Voting Agreements.

The Merger Agreement

Broadcaster completed its acquisition of AccessMedia on June 1, 2006.  As a result, Mr. Gardner, and the other AccessMedia stockholders, Software People, LLC, a Wyoming limited liability company (“Software People”), Trans Global Media, LLC, a Wyoming limited liability company (“Trans Global”), AccessMedia Technologies, LLC, a Wyoming limited liability company (“AccessMedia Tech”) and Broadcaster, LLC, a Nevada limited liability company, (Software People, Trans Global, AccessMedia Tech and Broadcaster, LLC collectively, the “AccessMedia Entities”) were issued a  total of 29,000,000 shares of Common Stock with the potential to earn an additional 35,000,000 shares of Common Stock as additional Merger consideration based upon future revenue of AccessMedia. Mr. Quan is the   managing member of each of the AccessMedia Entities.

The above is a summary of the Merger and the Merger Agreement. Investors should review the entire Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated in this Schedule 13D by reference.

Parent Voting Agreement

Baytree, Digital Creative Development Corp. (“Digital”), a 5% stockholder of Broadcaster, and Mr. Wade, an option holder, entered into the Parent Voting Agreement with AccessMedia, dated as of December 16, 2005, under which each party has agreed to vote their shares of Common Stock in favor of electing Mr. Wade and one person nominated by the Stockholders’ Representative (as defined in the Merger Agreement) to become a member of the Board of Directors of Broadcaster following the closing date of the Merger.  However, if AccessMedia has cumulative revenue of at least $20 million beginning May 1, 2005, these stockholders shall vote their shares to elect persons designated by Mr. Quan as a majority of the Broadcaster Board of Directors. The Parent Voting Agreement

CUSIP No. 459862306	13D	Page 6 of 9 Pages

also required the three parties to vote in favor of the Merger. The Parent Voting Agreement terminates upon the earlier of (i) December 31, 2010 or (ii) the date on which the former stockholders of AccessMedia beneficially own a majority of the outstanding shares of Common Stock.

The above is a summary of the Parent Voting Agreement. Investors should review the entire Parent Voting Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated in this Schedule 13D by reference.

The Parent Voting Agreement required the three parties to appoint the Stockholders’ Representative as their proxy to vote their shares of Common Stock in the manner provided by the Parent Voting Agreement. Due to the ministerial nature of the proxy, the lack of any discretion the Stockholders’ Representative has in voting, and the fact that Messrs. Gardner and Quan, on behalf of the AccessMedia Entities, may remove and replace the Stockholders’ Representative at any time, he is not included as a member of any group that might have been created by the Parent Voting Agreement described in this Item 4.

Company Voting Agreement

Mr. Gardner and the AccessMedia Entities entered into the Company Voting Agreement with Broadcaster, dated as of December 16, 2005, under which these parties agreed to vote their shares of Common Stock of Broadcaster following the Merger in favor of electing Mr. Wade and other nominees of Broadcaster to its Board of Directors. However, if AccessMedia has cumulative revenue of at least $20 million beginning May 1, 2005, then Broadcaster must nominate a majority of directors selected by Mr. Quan. This right to nominate a majority terminates on the earlier of (i) December 31, 2010 or (ii) the date on which the former stockholders of AccessMedia beneficially own a majority of the outstanding shares of Common Stock of Broadcaster. The Company Voting Agreement also required the AccessMedia stockholders to vote in favor of the Merger.

The above is a summary of the Company Voting Agreement. Investors should review the entire Company Voting Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated in this Schedule 13D by reference.

Item 5.

Interest in Securities of the Issuer.

(a), (b) Mr. Gardner is the owner of 8,244,300 shares of Broadcaster Common Stock. Baytree is the owner of 2,450,000 shares of Broadcaster Common Stock. Because of Mr. Gardner’s relationship with Baytree, he is the beneficial owner of the 2,450,000 shares of AccessMedia Common Stock owned by Baytree. Mr. Gardner has the sole power to sell all 2,450,000 shares of AccessMedia Common Stock owned by Baytree and the 8,244,300 shares of AccessMedia Common Stock owned by him.

However, because Mr. Gardner directly and through Baytree is a party to the Parent and Company Voting Agreements described in Item 4, Mr. Gardner is deemed by Rule 13d-5(b)(1)of the Act to be the beneficial owner of all shares of Broadcaster Common Stock owned by each party to the Parent and Company Voting Agreements, although he disclaims such beneficial ownership except as to the shares owned by Baytree and himself. As a result, he may be deemed to have shared voting power over:

•

the 10,694,300 shares of Common Stock owned by  Baytree and himself;

•

the 20,880,000 shares of Common Stock owned by the AccessMedia Entities;

•

the 7,125,758 shares of Common Stock owned  by Digital Creative Development Corp.; and

•

the 246,667 shares beneficially owned by Mr. Wade, which are issuable when he exercises vested options.

As such, Mr. Gardner may be deemed to beneficially own 38,946,725 shares of Broadcaster representing approximately 60.9% of the outstanding shares of Common Stock. Although Mr. Gardner may be deemed to have shared voting power over all 38,946,725 shares, he disclaims beneficial ownership of the 28,252,425 shares of Common Stock beneficially owned by Digital, Mr. Wade and the AccessMedia Entities.

CUSIP No. 459862306	13D	Page 7 of 9 Pages

The other parties which share voting power are believed by Mr. Gardner to beneficially own the following shares of Broadcaster common stock:

Name	Combined Beneficial Ownership	Percentage of Class Beneficially Owned	Shared Voting Power (1)	Sole Power to Sell(1)
AccessMedia Entities	38,946,725	60.9%	38,946,725	20,880,000
Digital	38,946,725	60.9%	38,946,725	7,125,758
Martin Wade, III	38,946,725	60.9%	38,946,725	246,667(2)

———————

(1)

None of the stockholders have sole voting power or shared power to sell any of the shares beneficially owned, except for the voting power described in Item 4.

(2)

Comprised entirely of stock options which are exercisable within 60 days of the filing of this Schedule 13D.

All of the parties which share voting power may vote their shares as they see fit on all matters which require a stockholder vote, except for the election of directors as required by the Parent and Company Voting Agreements.

The address of the principal business office of Baytree is 40 Wall Street, 58th Floor, New York, NY 10005. Baytree’s principal business is investing in securities.

Mr. Quan, the beneficial owner of the Broadcaster Common Stock owned by the AccessMedia Entities, has his business address at 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311. Mr. Quan is a private equity investor and is principally involved in managing his investments including those in Broadcaster and Alchemy Communications, Inc., a California corporation. Mr. Quan is a citizen of the United States.

The address of the principal business office of Software People and AccessMedia Tech is 123 West First Street, #675, Casper, WY 82601. The address of the principal business office of Trans Global is 2424 Pioneer Avenue, #405, Cheyenne, WY 82001.  The address of the principal business office of Broadcaster, LLC is 3540 West Sahara Avenue, #763, Las Vegas, NV 89102, and Broadcaster, LLC.

The address of the principal business office of Digital, a Utah corporation, is 200 East 82nd Street, New York, NY 10028. The principal business of Digital is investing in software and high technology companies.

Mr. Wade has his business address at 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311. Mr. Wade’s principal occupation is chief executive officer of Broadcaster. Mr. Wade is a citizen of the United States.

During the past five years Mr. Gardner has not, and to the best of his knowledge, none of the other individuals or entities referred to in this Item 5 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Gardner has not, and to the best of his knowledge, none of the other individuals or entities referred to in this Item 5, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Except as described in this Schedule 13D, Mr. Gardner and Baytree did not engage in any transactions in shares of Common Stock during the past 60 days, nor, to the best of Mr. Gardner’s knowledge, did Mr. Quan, Mr. Wade, the AccessMedia Entities or Digital.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 459862306	13D	Page 8 of 9 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Parent and Company Voting Agreements and as set forth below, to the best knowledge of Mr. Gardner, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Gardner, Baytree, Mr. Quan, the AccessMedia Entities, Mr. Wade and Digital and between such person and any person with respect to any securities of Broadcaster, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Lock-Up Agreement

In connection with the Merger Agreement, the AccessMedia Entities, Digital and Mr. Wade entered into individual lock-up agreements (collectively, the “Lock-Up Agreement”), pursuant to which such stockholders agreed not to sell, offer, pledge, contract to sell or any similar transaction, any Common Stock owned by such stockholders for a period of twelve (12) months following the closing of the Merger. As stated earlier in this Schedule 13D, once sold the voting restrictions imposed by the Lock-Up Agreement lapse as to the shares sold.

Each stockholder who signed the Lock-Up Agreement may sell up to two percent (2%) of the Broadcaster Common Stock owned by such stockholder in each sixty (60) day period during the twelve (12) month period. In addition, the number of shares of Common Stock that may be sold during any sixty (60) day period may be increased above two percent (2%) at the discretion of Baytree if (i) Baytree determines in good faith that such sales will not have an adverse effect on the market for Common Stock, and (ii) such increase applies on a pro rata basis to each stockholder who has executed the Lock-Up Agreement.

The foregoing summary of the Lock-Up Agreement is qualified by reference to the form of Lock-Up Agreement included as Exhibit 4 to Schedule 13D and incorporated herein in its entirety by reference.

Item 7.

Material to be filed as Exhibits.

The following documents are filed as exhibits:

1.

Amended and Restated Agreement and Plan of Merger(1)

2.

Form of Parent Voting Agreement(2)

3.

Form of Company Voting Agreement(3)

4.

Form of Lock-Up Agreement

———————

(1)

Incorporated by reference to Exhibit 2.1 to Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2006.

(2)

Incorporated by reference to Exhibit 10.1 to Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006. The actual title of this Agreement is Parent Voting Agreement.

(3)

Incorporated by reference to Exhibit B to Exhibit 2.1 to the Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.The actual title of this Agreement is Company Voting Agreement.

CUSIP No. 459862306	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2006

By:	/s/ Michael Gardner
Michael Gardner

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).